KONECRANES

FILE 82-4297

Administration and Communications
Liisa Siren
Tel. +358-20 427 2016
Fax +358-20 427 2103
Email: liisa.siren@kcigroup.com

20 December, 2002

03003185

re Rule 12 g3-2(b)

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes International Plc (the "Company"). We hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Press Release published by the Company on 20 December, 2002.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Franciska Janzon
Investor Relations Manager

Liisa Siren
secretary

dlw 1/22

Group Communications and Investor Relations
Franciska Janzon

20 December, 2002
3.00 p.m.

KCI KONECRANES WINS MEXICAN SPECIAL CRANES ORDER

Konecranes VLC wins repeat order from TMM Puertos y Terminales, S.A. de C.V.. Four Rubber Tyred Gantry Cranes (RTG) to Mexico's second largest port, Operadora Portuaria de Manzanillo (OPM) in July 2003. Typically these cranes cost approx. EUR 1.2-1.5 million each.

Significant growth at Manzanillo has led to operator Operadora Portuaria de Manzanillo (OPM) winning permission from the Mexican government to expand its terminal by 500 m quay and 29 acres (12 ha) of yard. OPM is a JV between Transportacion Maritima Mexicana (TMM) and Stevedoring Services of America (SSA).

The expansion will lead to Manzanillo becoming a prime port of entry into Mexico and the U.S.. The purchase of the four RTG's relates to the first phase of the expansion. OPM already operates Konecranes RTG's at its terminal in Manzanillo since 1998. "This repeat order again shows the competitiveness of Konecranes' RTG design and we look forward to seeing the RTG becoming the preferred choice among all terminal operators that focus on high container handling efficiency", said Mikko Uhari, Managing Director Konecranes VLC.

The cranes will be manufactured in Finland and they will arrive to the terminal fully erected. The lifting capacity of these 16 wheel RTG's is 50 tons. Lifting height is 59 feet and span 75 feet. In other words they are one-over-five containers high and six-plus-truck lane wide. The cranes feature modern control systems such as Sway prevention, Fine positioning and Konecranes own AC Frequency Controls.

After delivery of these four RTG cranes there will be totally 103 Konecranes new design RTG's in operation in North and Central America.

Konecranes VLC is part of the KCI Konecranes Group's Special Cranes Business Area and specialises in port, terminal and shipyard cranes.

Group Communications and Investor Relations
Franciska Janzon

20 December, 2002
3.00 p.m.

KCI Konecranes, headquartered in Hyvinkää, Finland is a world leading Engineering Group specialising in advanced overhead lifting solutions and maintenance services. KCI Konecranes is the world's leading supplier of heavy-duty cranes for process industries. KCI Konecranes is a global supplier of special harbour cranes for bulk materials and containers and a leading provider of shipyard cranes. In 2001, Group sales totalled EUR 756 million with over 4400 employees in 34 countries all over the world.

For further information, please contact:

Konecranes VLC Oy

Tuomas Saastamoinen, Sales Manager,
Email: tuomas.saastamoinen@konecranes.com
Phone +358 20 427 11, Fax: +358 20 427 2599

Dick Russell, Sales Director,
Email: ocnpower@aol.com
Phone: +1 -(973) 575-5775, Fax: +1-(973) 575-5850